Exhibit 99.1

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL CONCERNING THE DESTINATION OF YEAR 2004 RESULTS

The Fiscal Council of Perdigão S.A., has analyzed the Management Proposal concerning the destination of the results regarding the fiscal year ended December 31, 2004, concluded that it is in conformity to be approved in the Ordinary and Extraordinary General Shareholders Meeting.

Net Income for the period in the amount of R$286,410,110.73, was destinated to dividends, in the form of interest over company capital and dividends, and reserves, as follows: dividends - R$12,680,607.36; interest over company capital - R$76,005,092.64; Legal reserve - R$14,320,505.54; Reserve for expansion - R$126,121,883.04; and Reserve for capital increase - R$57,282,022.15.

Dividends and Interest over company capital in the amount of R$88,685,700.00, equivalent to R$1.99253587 per share, corresponding to 32.6% of the net income adjusted pursuant to Article 202 of Law 6,404/76, in accordance to mandatory minimum dividend. Since payment has already been effectuated before the Ordinary and Extraordinary General Shareholders Meeting, convoked to 04.29.2005, its approval requires a confirmation in the Shareholders’ Meeting mentioned above.

São Paulo, February 18, 2005

Gerd Edgar Baumer	Luciano Carvalho Ventura

Almir de Souza Carvalho	Marcos Antonio Carvalho Gomes

Vanderlei Martins